                          [Clifford Chance Letterhead]

June 14, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention: Larry Greene, Division of Investment Management

Mail Stop 0505

     RE:  MORGAN STANLEY INSTITUTIONAL FUND, INC. AND MORGAN STANLEY
INSTITUTIONAL FUND TRUST PROXY

Dear Mr. Greene:

         Thank you for your telephonic comments on May 24, 2006 regarding the joint preliminary proxy statement on Schedule 14A (the "Proxy Statement") for the Morgan Stanley Institutional Fund, Inc. and Morgan Stanley Institutional
Fund Trust (each, a "Fund" and collectively, the "Funds") filed with the
Securities and Exchange Commission (the "Commission") on May 19, 2006. The Proxy
Statement relates to the election of Trustees/Directors and elimination of certain of the fundamental investment policies of the Funds. Below, we describe the changes made to the Proxy Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

         The Funds have considered the Staff's comments and have authorized us to make on their behalf the responses and changes discussed below to the Proxy
Statement. These changes will be reflected in a definitive proxy statement on
Schedule 14A (the "Definitive Proxy Statement"), which will be filed via EDGAR on or about June 14, 2006.

                  COMMENTS TO PROXY STATEMENT
                  ---------------------------

COMMENT 1.     PLEASE INCLUDE IN THE PROXY STATEMENT THE ESTIMATED COSTS TO BE
               INCURRED IN CONNECTION WITH THE SHAREHOLDERS MEETINGS.

                    Response 1. Such disclosure has been added to the fifth
                    paragraph on page 1 of the Definitive Proxy Statement.

COMMENT 2.     CONFIRM WHETHER THE PROXY STATEMENT CONTAINS DISCLOSURE REGARDING
               THE TREATMENT OF ABSTENTIONS AND BROKER "NON-VOTES" FOR PURPOSES
               OF APPROVING THE PROPOSALS.

                    Response 2. Disclosure regarding the treatment of
                    abstentions and broker "non-votes" has been added after the chart on page 3 of the Definitive Proxy Statement.

COMMENT 3.     EXPLAIN HOW THERE WILL BE NO MATERIAL CHANGE IN THE FUNDS' RISKS
               OR THE MANNER IN WHICH THE FUNDS WILL OPERATE, GIVEN THE
               POTENTIAL INCREASED USE OF BORROWINGS AND DERIVATIVES, SUCH AS
               OPTIONS, FUTURES AND SWAPS, IF PROPOSALS 2.B AND 2.D ARE
               APPROVED.

                    Response 3. While the proposed fundamental policy changes
                    would permit the Funds to borrow money and enter into
                    derivative transactions to the extent allowed under the
                    Investment Company Act of 1940, as amended (the "Investment
                    Company Act"), there is no current intention that any Fund will either increase its borrowing capacity or increase its use of options, futures or swaps as a result of the approval of this Proposal. Any such increase would require prior
                    Board approval.

COMMENT 4.     REGARDING PROPOSAL 2.A., CONFIRM WHETHER ANY OF THE FUNDS
               CONTEMPLATES SEEKING EXEMPTIVE RELIEF FROM THE DIVERSIFICATION
               PROVISIONS OF THE INVESTMENT COMPANY ACT.

                    Response 4. None of the Funds contemplates seeking exemptive relief from the diversification requirements under the
                    Investment Company Act. If Proposal 3A is approved by
                    shareholders, it would permit a Fund to seek such relief if it were determined to be appropriate at some point in the
                    future.

COMMENT 5.     REGARDING PROPOSAL 2.A., CONSIDER ADDING DISCLOSURE REGARDING THE
               DIVERSIFICATION REQUIREMENTS FOR REGULATED INVESTMENT COMPANIES
               ("RICS") UNDER SUBCHAPTER M OF THE INTERNAL REVENUE CODE OF 1986,
               AS AMENDED ("SUBCHAPTER M").

                    Response 5. Disclosure has been added to Proposal 3.A. of
                    the Definitive Proxy Statement to the effect that each Fund will continue to comply with the diversification and other requirements of Subchapter M in order to qualify for the
                    special tax treatment afforded RICs.

COMMENT 6.     REGARDING PROPOSAL 2.B., PLEASE CONFIRM WHETHER THE FUNDS TREAT
               CERTAIN DERIVATIVE STRATEGIES AS "BORROWINGS".

                    Response 6. The Funds do not treat their derivatives as
                    borrowings. In accordance with Dreyfus Strategic Investing &
                    Dreyfus Strategic Income (pub. avail. June 22, 1987), the
                    Funds either meet the segregation requirements or "cover"
                    their derivative positions so as to eliminate any potential leveraging issues.

COMMENT 7.     REGARDING PROPOSAL 2.D., PLEASE CONFIRM WHETHER THE FUNDS'
               INCREASED ABILITY TO ENGAGE IN DERIVATIVES WILL CAUSE ANY ISSUES
               IN LIGHT OF REVENUE RULING 2006-1 REGARDING THE FUNDS' ABILITY TO
               COMPLY WITH SUBCHAPTER M.

                    Response 7. We can confirm that the modification of the
                    fundamental policy regarding the Funds' investment in
                    commodities, commodity contracts and futures contracts, in light of Revenue Ruling 2006-1, will not give rise to any

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                    issues with respect to the Funds' ability to comply with the
                    "qualifying income requirement" of Subchapter M.

COMMENT 8.     REGARDING PROPOSAL 2.D., PLEASE ADD DISCLOSURE AS TO THE KIND OF
               "OTHER DERIVATIVES" THE FUNDS WOULD CONSIDER INVESTING IN.

                    Response 8. We have modified the disclosure in Proposal 3.D.
                    to read:

                         "The extent to which any such Fund may invest in
                    futures contracts or other derivatives, including options, futures contracts and related options thereon, forward
                    contracts, swaps, caps, floors, collars and any other
                    financial instruments, will be disclosed in its prospectus and/or statement of additional information."

COMMENT 9.     PLEASE DO NOT USE ALL CAPS FOR THE PARAGRAPH THAT ASKS THE
               SHAREHOLDERS TO VOTE "FOR" THE VARIOUS PROPOSALS.

                    Response 9. We have modified this paragraph to be in
                    sentence case.

COMMENT 10.    PLEASE CONFIRM WHETHER THERE IS A PRIOR NOTICE REQUIREMENT IN
               ORDER FOR A SHAREHOLDER TO SUBMIT A PROPOSAL UPON ATTENDING THE
               RELEVANT SHAREHOLDERS MEETING.

                    Response 10. We can confirm that there is no such prior
                    notice requirement.

               COMMENT TO FORM OF PROXY CARDS
               ------------------------------

COMMENT 11.    IN RESPECT OF THE FUNDAMENTAL POLICY PROPOSALS, CONSIDER ADDING
               AN OPTION TO PERMIT SHAREHOLDERS TO VOTE "AGAINST ALL EXCEPT".

                    Response 11. We respectfully acknowledge the comment;
                    however, we believe that the current option "For all except"
                    achieves the same intended result, and that shareholders may be confused by the additional option.

     As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

o    each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o    the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

o    each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or
Edward Meehan at (212) 762-8687. Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz

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